Exhibit 3.21
CERTIFICATE OF FORMATION
OF
GLOBAL LINGUIST SOLUTIONS LLC
     1. The name of the limited liability company is Global Nation Building LLC.
     2. The address of its initial registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle The name of its registered agent at such address is The Corporation Trust Company.
     IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of Global Linguist Solutions LLC this 20th day of July, 2006.

/s/ H. Montgomery Hougen
H. Montgomery Hougen
Vice President, Secretary & Deputy General Counsel DynCorp International LLC